SMIC and Virage Logic Extend Partnership to 40nm LL Process Technology

Shanghai  [2010-07-22]

Partnership Provides SoC Designers with Virage Logic’s Highly Differentiated IP for a Broad Range of SMIC Process Technologies

FREMONT, Calif. and SHANGHAI, China – July 22, 2010 – Virage Logic Corporation (NASDAQ:VIRL), the semiconductor industry’s trusted IP partner, and Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and SEHK: 0981.HK), the leading foundry in China, today announced the extension of their longstanding partnership to the 40-nanometer (nm) low-leakage (LL) process technology. Building on the successful partnership that was initially established on the 130nm process technology, Virage Logic and SMIC have collaborated to provide mutual customers with highly differentiated IP on a broad range of SMIC’s process technologies including 90nm and 65nm. Under the terms of the new agreement, System-on-Chip (SoC) designers will have access to Virage Logic’s SiWare? Memory compilers, SiWare? Logic libraries, SiPro? MIPI and Intelli? DDR IP on SMIC’s advanced 40nm LL process. In addition, one key provision of this new agreement provides SMIC access to Virage Logic’s advanced STAR? Memory System and STAR? Yield Accelerator tools to accelerate the development, testing and yield enhancement of SMIC’s 40nm LL memory related technology.

“As the premier foundry in China, our expanded partnership with Virage Logic will enable SMIC to offer the industry leading semiconductor IP on our 40nm LL process to meet the needs of not only the Chinese system-on-chip (SoC) developers but the global semiconductor market,” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC. “SMIC is taking aggressive steps to strengthen our technology offering to support our customers. Currently we have a number of customers with projects leveraging SMIC’s 65nm LL node. The strategic IP agreement with Virage Logic will enable us to offer these customers an easy migration path to our 40nm LL process. As SMIC’s business continues to expand, we look forward to continuing our synergistic relationship with Virage Logic to meet the increasing market demand.”

“We originally established our partnership with SMIC on the 130nm process technology and are pleased to expand the partnership to the 40nm LL process. With a comprehensive offering of Virage Logic’s industry leading IP, customers will be able to select SMIC as their primary source for their manufacturing requirements,” said Brani Buric, executive vice president of marketing and sales for Virage Logic. “This joint agreement is a continuation of Virage Logic’s strategy to expand its business through industry leading foundries and highlights SMIC’s commitment to provide a complete IP solution for its customers.”

About Virage Logic
Virage Logic is a leading provider of semiconductor intellectual property (IP) for the design of complex integrated circuits. The company’s highly differentiated product portfolio includes processor solutions, interface IP solutions, analog solutions, SoC infrastructure IP solutions, embedded SRAMs and NVMs, embedded test and yield optimization solutions, logic libraries, and memory development software. As the semiconductor industry’s trusted IP partner, more than 400 foundry, IDM and fabless customers rely on Virage Logic to achieve higher performance, lower power, higher density and optimal yield, as well as shorten time-to-market and time-to-volume. For further information, visit http://www.viragelogic.com.

Virage Logic Press Contact:
Sabina Burns
Virage Logic Corporation
510-743-8115
sabina.burns@viragelogic.com

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45/40nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Press Contacts:
SMIC Shanghai
Peter Lin
Public Relations
TEL¡G+8621 38610000 ext 12349
Email¡GPeter—LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
TEL¡G+8621 38610000 ext 10088
Email¡GAngela—Miao@smics.com